UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

 For the fiscal year ended December 31, 2021

CNote Group, Inc.

(Exact name of issuer as specified in its charter)

Delaware	81-2784287

State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

CNote Notes

(Title of each class of securities issued pursuant to Regulation A)

2323 Broadway, Oakland, California 94612

(Full mailing address of principal executive offices)

800-449-6275

(Issuer’s telephone number, including area code)

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PART II

Item 1.	BUSINESS

Overview

CNote Group, Inc. (hereafter also referred to as “Us”, “We”, “the Company”, or “CNote”) is a financial technology company operating an online impact investment platform at www.mycnote.com. CNote allows individuals and institutions to invest locally to further economic equality, racial justice, gender equity, and address climate change. With the aim of closing the wealth gap, CNote's fixed income and depository solutions provide a diversified and scalable way to support job creation, small business growth, affordable housing development, and lasting economic growth in underserved communities primarily through partnerships with Community Development Financial Institutions (“CDFIs”) across the United States.

As of December 31, 2021, we have thirteen full-time employees and also rely on outside consultants for various technical and business functions. We are located in Oakland, California. Since inception through December 31, 2021, we have offered approximately $84 million to community finance organizations.

CDFIs have been in existence for over 25 years and were created by the Riegle Community Development and Regulatory Improvement Act of 1994, to be regulated by the United States Department of the Treasury through the CDFI Fund. Since then, CDFIs have grown to become an over $185 billion industry with participation from nearly every major bank in the United States. Despite these traditional sources of funding, the demand for loans made by CDFIs continues to outpace supply, leading many CDFIs to seek new sources of diversified capital. CDFIs can be banks, credit unions, loan funds, microloan funds or venture capital providers, and focus on providing loans to businesses in economically underdeveloped cities and neighborhoods in the United States. CDFIs have grown in stature recently as a key source of local small business funding, including urban and minority-owned businesses, garnering a special allocation of lending capital from the Paycheck Protection Program and Health Care Enhancement Act of 2020.

CNote is a technology-driven platform that allows us to offer capital to community finance organizations. With respect to our debt offerings, we aggregate investors’ funds to provide capital to community finance organizations, primarily to CDFIs, which, in turn, directly provide loans to population segments underserved by traditional banks and lenders, such as women- and minority-owned businesses. The debt offerings on our platform are open to institutional, accredited, and non-accredited investors. Our accredited investors (“Regulation D”) invest via Regulation D of the Securities Act of 1933, as amended from time to time (the “Securities Act”), and our non-accredited investors (“Regulation A+”) invest via Regulation A of the Securities Act by purchasing CNote Notes. Non-accredited investors can only purchase CNote Notes representing an offering as described in the Offering Statement filed with the SEC under Regulation A and qualified effective March 4, 2021 (“Regulation A+ CNote Notes”). Accredited investors have access to other debt offerings.

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Proceeds from CNote Notes may be aggregated with funds from institutional and accredited investors to collectively fund our loans to our CDFI borrowers. Final decisions on use of proceeds allocations are made by management on a loan-by-loan basis.

Under our business model for our loans, we generate revenue by retaining the difference between the interest rate we charge our CDFI borrowers and the interest distributed to CNote Note investors. The interest rates we charge our CDFI borrowers and the interest rates of the CNote Notes are reviewed by management, in view of a variety of macroeconomic and market conditions, including the federal interest rate environment, fluctuations in the cost of capital averages for CDFIs, and the economics facing the Company. We also consider the competitiveness of CNote Notes as compared to rates offered by other investment products.

In 2020, we launched a cash deposit program called Impact CashTM in which the Company facilitates the creation of interest-bearing deposits for the benefit of its clients at community finance depository institutions located in the United States. Deposits include certificates of deposits with terms of 6 to 24 months bearing interest at 0.05% to 0.80%, and money market accounts with variable rates of interest. Balances are insured by the Federal Deposit Insurance Corporation or the National Credit Union Administration, as applicable, in an amount up to $250,000.  Impact CashTM is designed for scale and targets aggregate deposits per client of $5 million to $50 million.

Regulation A+ CNote Notes

Non-accredited investors can purchase Regulation A+ CNote Notes via our online platform. Regulation A+ CNote Notes are general obligations of the Company, regardless of payments received from any specific CDFI borrower. CNote provides investors with information on CDFI borrowers with which we have partnered in the past and details on the types of projects they fund and their social impact, which may include stories from a CDFI’s prior specific borrowers. However, we do not directly connect investors to CDFI borrowers or to the CDFIs’ borrowers.

Our Regulation A+ CNote Notes pay interest at a current rate of 2% per annum, compounded monthly, fixed for the duration of the Notes. Management may change the interest rate of Regulation A+ CNote Notes offered from time-to-time, in a range from 1.5% to 3.0% per annum. Interest rate changes are at the sole discretion of CNote. Regulation A+ CNote Note investors may choose whether to receive interest on their investments each month, or to have this interest compounded on a monthly basis.

The term for Regulation A+ CNote Notes currently offered is 30 months. Regulation A+ CNote Notes may be repurchased from investors at any time at the par value of outstanding principal plus the interest accrued through the repurchase date. Regulation A+ CNote Notes are held on our platform in electronic form and are not listed on any securities exchange. The transfer of Regulation A+ CNote Notes to third parties is prohibited unless expressly permitted in writing by CNote.

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An investor may withdraw up to 10% of the investor’s principal and accrued, but unpaid, interest each quarter, generally upon 30 days’ notice and subject to available funds from loans to our CDFI borrowers and other cash available to the Company. Management retains the discretion to allow investors to withdraw additional amounts, subject to the availability of additional funds.

Our website allows investors to commit to purchase Regulation A+ CNote Notes upon completion of the registration process. We issue Regulation A+ CNote Notes in a series of Closings, which occur within 24 hours or as soon as reasonably practicable after the Company has obtained commitments from investors to purchase an aggregate of at least $500,000 in principal of Regulation A+ CNote Notes. On the Closing Date, funds will be drawn from the investor’s bank account and transferred into the investor’s CNote account. Interest begins accruing from six business days following the investor’s Closing Date (“Accrual Date”). Regulation A+ CNote Notes are issued to the investor on the Accrual Date and held on our platform in electronic form. Regulation A+ CNote Notes can be viewed under the “Documents” tab in the investor’s account dashboard accessed by entering login-credentials.

 Proceeds from the sales of Regulation A+ CNote Notes are used to make loans to our CDFI borrowers.

 CNote Borrowers

Leveraging our proprietary technology, we aggregate investor capital and make loans to CDFIs. As of December 31, 2021, we have partnered with 32 CDFI borrowers, two of which are themselves lending to a portfolio of CDFIs thereby diversifying our investors’ funds. Since repayment of Regulation A+ CNote Notes to our investors is not tied to any particular loan being repaid but rather comes from our aggregated pool, this diversification further supports our ability to repay our investors and expand our footprint.

We can lend in 46 states and the District of Columbia as a non-bank commercial lender.

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Underwriting Process

We use technology, data analytics, and a proprietary liquidity algorithm to match investors’ funds with the funding needs of our CDFI borrowers. CNote conducts three stages of due diligence on prospective CDFI borrowers, which include (1) internal due diligence following industry best practices, (2) reviewing, if available, opinions from Aeris®, the rating agency that specializes in CDFIs, and/or the opinion of Opportunity Finance Network, the national membership association of CDFIs, and (3) a third-party review by stakeholders, with expertise in the CDFI industry, and with no ties, financial or otherwise, either to us or to the potential CDFI borrower, to provide tertiary, third-party assessments, including geography-specific and product-specific risks.

Our credit policy targets potential CDFI borrowers with high creditworthiness, a stable financial outlook and proven social impact. In order to borrow from CNote, CDFIs must display characteristics indicative of a healthy loan portfolio and a durable financial condition. The factors we consider include repayment rates, loan delinquencies, loan loss reserves, availability of credit enhancements and guarantees, length of time in business, and other financial and credit variables. Additionally, our CDFI borrowers are required to provide us with audited financial and social impact data about their operational and lending activities.

Our due diligence process typically takes at least four to six weeks on average to complete.

We base our determination of what loan amount to approve, how the loan will be priced, and the length of the loan primarily on our due diligence analysis. We also may consider additional factors such as the financial products offered by potential CDFI borrowers or the general economic environment. Our loans are typically issued to CDFI borrowers in the form of a master promissory note, which allows them to make multiple requests for capital. If a CDFI borrower makes additional requests for a loan, we will re-evaluate the CDFI borrower in accordance with our underwriting process. In addition, we conduct these reviews on existing CDFI borrowers on at least a quarterly basis. If the results of our subsequent analyses differ from our initial determination, a CDFI borrower may receive different financial terms on subsequent drawdowns. Our loans to CDFI borrowers are full recourse to the CDFI, and are not reliant on proceeds from the loans each CDFI makes. The loans to CDFI borrowers are not amortizing and CDFI borrowers repay the loans monthly through electronic bank payments.

Loan Servicing

CNote has built a proprietary platform to manage in-house servicing with respect to CNote Notes as well as CDFI loans. Investors can access and manage their account online at www.mycnote.com by entering their login credentials.

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Distinctive Characteristics and Risks

The Company is subject to a number of regulatory requirements. Both the lending and investing industries are regulated by state and federal regulators, and as such, create an environment in which CNote operations can be directly influenced by various regulatory bodies. Changes in regulations, or in the way current or newly enacted state or federal regulations are applied to our business, or the increased cost due to compliance with these regulations, or inadvertent regulatory miscues, could all adversely affect our business. Ongoing compliance with Regulation A+, which is a relatively new regulatory scheme subject to the potential for more, and more frequent, amendments and differing interpretations, and the reporting thereof to the SEC could be more costly than anticipated.

As part of its operations, the Company lends to CDFIs and has yet to endure a major adverse phase in the credit cycle. Worsening economic conditions or a changing political climate may result in decreased demand for our loans, cause our CDFI borrowers’ default rates to increase, or harm our operating results.

CDFIs may be negatively impacted by political or administrative actions, which could include decreased federal or state support for CDFIs or rollback of supportive policies. Losing access to state or federal funding could make it more likely that CDFI borrowers would default on their obligations to us in the event they are unable to collect on the loans they make to borrowers, who, as small businesses, may be more sensitive to macroeconomic factors.

Finally, the Company is an emerging company with a history of net operating losses. While building the business toward net profit with continuing increases in recurring operating revenue, we rely on outside capital to fund our operations. The Company expects these existing sources to be sufficient to meet anticipated near-term cash operating expenses and capital expenditure requirements. If those funds are insufficient to satisfy liquidity requirements, the Company intends to seek additional equity or debt financing. If we are unable to obtain or maintain profitability, we will not be able to attract investment, compete, or maintain operations. Holders of CNote Notes are exposed to the credit risk of the Company.

Investors should read this report, our other filings with the SEC, and the Offering Statement filed with the SEC with respect to Regulation A+ CNote Notes for a full list of potential risks related to the industry, the Company, and Regulation A+ CNote Notes.

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Tax and Legal Treatment

Investors in CNote Notes will receive interest income. At the end of the calendar year, investors with over $10 of realized interest will receive a Form 1099-INT. The interest earned on CNote Notes will be declared in accordance with the United States Internal Revenue Code of 1986, as amended. An investor’s tax situation will likely vary greatly, and all tax and accounting questions should be directed towards a certified public accountant. CNote does not provide investment, accounting, tax or legal advice to investors in CNote Notes and encourages investors to seek out advice from their professional advisers to fully understand their particular tax situations.

We are not subject to any bankruptcy, receivership, or similar and other legal proceedings.

Item 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the Company’s financial condition and results of its operations should be read together with the consolidated financial statements and the related notes and other financial information included elsewhere in this filing.

Overview

The Company is an online investment platform that (1) makes loans to CDFIs dispersed across the United States who in turn make loans to underserved communities, and (2) facilitates the creation of interest-bearing deposits for the benefit of its clients in community finance depository institutions located in the United States. As of December 31, 2021, the Company has approximately $59,499,000 outstanding in loans and interest with CDFIs, and has facilitated approximately $48,068,000 in deposits with community finance depository institutions. The Company generates revenue by retaining the difference between the interest earned on deployed funds versus the interest paid to its investors, as well as charging servicing fees on clients’ cash deposited into community finance depository organizations via CNote’s proprietary technology.

Operating Results

Revenues represent interest earned from loans to CDFIs and fees earned on client funds on deposit with community finance depository institutions. In addition, CNote earns servicing fees for consulting work on behalf of foundations and other institutions, and for customization of technology built for internal underwriting and monitoring of CDFIs to institutional clients’ needs.

Operating expenses represent the cost for platform development, sales and marketing (travel, advertising and collateral) and general and administrative expenses (personnel payroll and benefits, professional fees and insurance). Since its inception, the Company has focused on developing its proprietary technology, building up an industry database, setting up the legal framework for its products and establishing industry partnerships.

Revenues

During the fiscal year ended December 31, 2021 the Company generated approximately $2,116,000 in revenue compared to $2,073,000 reported in the fiscal year ended December 31, 2020. The increase in recurring revenue is a result of higher loan origination and customization work for clients, partially offset by a lower interest-rate environment.

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Operating Expenses

For the fiscal year ended December 31, 2021, the Company had operating expenses of approximately $2,691,000 compared to approximately $1,731,000 in the fiscal year ended December 31, 2020. The largest line items of operating expenses were payroll and payroll taxes as well as legal and other professional services supporting continued business development and expansion.

Liquidity and Capital Resources

Sources of Liquidity

To date, the Company has funded operations primarily through Simple Agreements for Future Equity (“SAFEs”) agreements, convertible promissory notes (“convertible notes”) and issuance of Series Seed Preferred Stock (“Preferred Stock”) in its Series Seed financing, and has funded its lending activities through investments by accredited and non-accredited investors in CNote Notes.

Equity and Convertible Debt Financing

On August 25, 2020, the Company entered into a Series Seed financing whereby the Company authorized 11,009,805 shares of its Preferred Stock and issued shares of Preferred Stock in exchange for conversion of the entirety of the Company’s SAFEs in the amount of $1,619,500, the entirety of the outstanding amount of the Company’s convertible notes in the principal amount of $1,725,660 plus accrued interest, and cash consideration of approximately $3,400,000. As of December 31, 2021, the Company has sold and issued a total of 10,851,841 shares of Preferred Stock.

The capital raised has been used to date to develop and maintain the Company’s platform, to fund legal expenses, for marketing and advertising, for expanding operations, and for other general corporate purposes.

Operating and Capital Expenditure Requirements

The Company expects existing funds, together with its recurring operating revenue, to be sufficient to meet anticipated near-term cash operating expenses and capital expenditure requirements. If those funds are insufficient to satisfy liquidity requirements, the Company intends to seek additional equity or debt financing. The sale of equity may result in dilution to our stockholders and those securities may have rights senior to those of our shares of Common Stock and Preferred Stock. If the Company raises additional funds through the issuance of debt, the agreements governing such debt could contain covenants that would restrict our operations and such debt would rank senior to shares of our Common Stock and Preferred Stock. The Company may require additional capital beyond currently anticipated amounts and additional capital may not be available on reasonable terms, or at all.

Trends and Key Factors Affecting Our Performance

Investment in Long-Term Growth.

The core elements of the Company’s growth strategy include acquiring new customers, broadening distribution capabilities through strategic partnerships, extending customer lifetime value, and enhancing data, analytical and customization capabilities. The Company plans to continue to invest significant resources to accomplish these goals, and the Company anticipates that its operating expenses, particularly sales, marketing, and technology expenses, will continue to increase for the foreseeable future. These investments are intended to contribute to long-term growth, but they may affect near-term profitability.

Originations.

The Company’s future growth will continue to depend, in part, on attracting additional investors and deposit account clients while entering into relationships with more CDFI borrowers and community finance depository institutions. The Company plans to increase its sales and marketing spending and seek to attract these investors and clients. We expect to rely on strategic distribution partners, affinity networks and conference and public relations strategies for investor and client growth.

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The Company expects our CDFI borrowers’ need for debt capital to increase in the future. The extent to which the Company can satisfy that increased demand for debt financing will be an important factor in its continued revenue growth. Building relationships with membership industry networks and CDFI coalitions has proven to be a stable source of referrals to CDFI borrowers, and we expect this trend to continue.

 COVID-19

In March 2020, COVID-19 began spreading rapidly throughout the world, prompting governments and businesses to take unprecedented measures in response. Such measures included restrictions on travel and business operations, temporary closures of businesses, quarantines and shelter-in-place orders. While the extent of the governmental measures fluctuated over time and varied across jurisdictions, the future impact of the COVID-19 pandemic and the emergence of new COVID-19 variants on the Company’s operational and financial performance is still uncertain and will depend on many factors outside the Company’s control, including, without limitation, the timing, extent, trajectory and duration of the pandemic, vaccination rates, and the effectiveness of vaccines and other treatments, the emergence of new variants, and any renewed imposition of protective public safety measures. Ultimately, we cannot predict the duration of the COVID-19 pandemic. We will continue to monitor macroeconomic conditions to remain flexible and to optimize and evolve our business as appropriate.

Summary of Critical Accounting Policies

This management’s discussion and analysis of the Company’s financial condition and results of operations are based on its consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reported period. In accordance with GAAP, the Company bases estimates on historical experience and on various other assumptions that the Company believes are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

The Company’s significant accounting policies are fully described in Note 2 to the consolidated financial statements appearing elsewhere in this filing. The Company believes those accounting policies are critical to the process of making significant judgments and estimates in the preparation of our consolidated financial statements.

Forward-Looking Statements

The following information contains certain forward-looking statements. Forward-looking statements are statements that estimate the happening of future events and are not based on historical fact. Forward-looking statements may be identified by the use of forward-looking terminology, such as “may,” “could,” “expect,” “estimate,” “anticipate,” “plan,” “predict,” “probable,” “possible,” “should,” “continue,” or similar terms, variations of those terms or the negative of those terms. The forward-looking statements specified in the following information have been compiled by our management on the basis of assumptions made by management and considered by management to be reasonable. Our future operating results, however, are impossible to predict and no representation, guarantee, or warranty is to be inferred from those forward-looking statements.

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Item 3.	DIRECTORS AND OFFICERS

 Our executive officers and directors, and ages are as follows:

Name	Age	Position	Term of Office
Executive officers:

Catherine Berman	46	President, Chief Executive Officer, Co-founder, Director	Since June 17, 2016

Yuliya Tarasava	38	Chief Operating Officer, Co-founder, Treasurer, Secretary, Director	Since April 22, 2016

Significant Employees:

Robert Shaw	34	Principal Engineer	Since April 8, 2018

Danielle Burns	46	VP, Head of Business Development	Since July 8, 2019

Stacy Zielinski	41	Director of Community Development	Since February 3, 2020

Patric Glassell	40	Vice President of Sales	Since October 5, 2020

Tamra Thetford	46	Director of Impact Evaluation	Since September 21, 2021

Amanda Glincher	39	Director of Marketing	Since November 29, 2021

Julia Phipps	31	Director of Due Diligence	Since December 20, 2021

Catherine Berman

Ms. Berman co-founded CNote and has served as our President and Chief Executive Officer and a member of our Board of Directors since June 2016. Before launching CNote, Ms. Berman served as Managing Director of Charles Schwab, one of America’s leading financial services businesses. At Schwab, Ms. Berman led a strategy division focusing on the future of financial services. Prior to Schwab, Ms. Berman maintained a host of management positions including Senior Vice President of Astia (venture capital), Strategy & Operations Manager at Deloitte Consulting, LLP (management consulting) and Vice President of Evins Communications, LLC. Her international work experience spans from India to Israel with extensive work in Central and South America. Her last startup, Global Brigades, grew into a multi-million dollar firm in less than four years and is now the world’s largest student development firm. Ms. Berman graduated magna cum laude from Boston University and received her MBA from the University of Oxford where she founded the Oxford Women in Business Network.

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Yuliya Tarasava

Ms. Tarasava co-founded CNote and has served as our Chief Operating Officer, Treasurer, Secretary and a member of our Board of Directors since the Company’s inception. Ms. Tarasava began her career conducting intensive quantitative research on new market opportunities and designing investment solutions across asset classes for AMG Funds—a $75 billion asset firm providing access to boutique investment strategies. Ms. Tarasava then went on to Summit Rock Advisors, a $10 billion OCIO firm, where she developed and implemented the firm’s proprietary analytics and risk management framework. Most recently, she worked with a high-growth financial services company in Kenya where she led both product development and scale strategy efforts working directly with the company’s chief executive officer. Her prior experience also includes creating an investment education portal in Russia and providing pro-bono consulting for non-profits and startups around the world. Ms. Tarasava graduated magna cum laude from Belarusian State University and received her MS in Finance from Fairfield University.

Robert Shaw

Mr. Shaw is a software engineer with over 10 years of experience building technology, leading projects from idea to launch, and improving engineering teams. Before CNote, Rob ran product engineering at Secureware, a security focused blockchain startup. Prior to Secureware, he was a product manager and engineer at a small design and software engineering consulting firm focused on building solutions for a variety of different businesses. Rob started his career at Aprimo where he worked directly with large teams at Fortune 100 companies building out complex customizations and enterprise integrations. Rob holds a BS in Computer Science from Purdue University.

Amanda Glincher

Ms. Glincher has spent her career in nonprofits and startups that are focused on repairing the world through equitable solutions. Amanda began her time in the fintech space at Ondot System where she launched Card App, the digital-first card management solution for community banks and credit unions. Ondot’s success led to an acquisition by Fiserv in 2020 where Amanda served as director of marketing and was responsible for the marketing of Card Hub (formerly Card App). Prior to working in financial technology, Amanda dedicated her time to both early and growth-stage startups, including serving as marketing lead at AlterG where she rebranded and marketed anti-gravity treadmills in both the medical and athletic arenas. Amanda’s vast non-profit experience early in her career provided insight into the areas where innovation was most needed, allowing her to choose future endeavors that would make a difference in the human experience. Amanda holds a Bachelor’s in Psychology from CSU Sacramento and a Master’s in Non-Profit Management from Gratz College.

Danielle Burns

Ms. Burns is CNote’s Head of Business Development. Prior to joining CNote, Danielle worked for First Affirmative Financial Network in a variety of roles. She most recently served as Vice President of Sales and Marketing on a team responsible for the growth and profitability of the firm’s distribution channels. Danielle began her financial services career in 1994 with Wachovia Corporation where she worked for both Wachovia Bank and Wachovia Securities. Danielle serves on the board of Green America, a not-for-profit membership organization, whose mission is to harness economic power to create a socially just and environmentally sustainable society. Additionally, Danielle serves on the SRI Conference & Community Advisory Board. Danielle is a certified trainer for Walking on the Glass Floor which promotes Diversity and Inclusion for Women in Leadership. Danielle holds an MBA with an emphasis in marketing and the AIF® designation.

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Stacy Zielinski

Ms. Zielinski brings over a decade of experience and deep knowledge of CDFI finance and operations to her role at CNote. She started her career in the community development space developing and managing the technical assistance program for loan clients and overseeing all aspects of business services. She later transitioned into underwriting and led the integration of the SBA Community Advantage Program into WWBIC’s lending program. At Milwaukee Economic Development Corporation (MEDC), Stacy took over the SBA Community Advantage Lending program and maintained her focus on loan origination and underwriting across different lending products. Before joining CNote, Stacy had her own consultancy practice helping CDFIs to align their finance and operations with the industry best practices. Stacy holds an MBA from Alverno College, a BA from Marquette University and brings over a decade of small business experience as owner/operator in the retail and hospitality industries.

Tamra Thetford

Ms. Thetford has a deep knowledge in the community development finance industry, with experience designing impact measurement frameworks at the Aspen Institute and serving as Chief Program Officer for Justine Petersen, a CDFI loan fund. Tamra also conducts broader research on emerging issues that affect low-income Americans. In her work at CNote, Tamra integrates impact measurement and management practices to ensure the deep social impact generated by the CNote community finance network is measured and communicated effectively. Tamra holds a Bachelors in International Studies from American University where she graduated Magna cum Laude.

Julia Phipps

        Julia Phipps is a dedicated impact investing professional with a decade of financial services experience. Before joining CNote, Julia was applying her financial sector experience at the New York City Economic Development Corporation. As Vice President of the Strategic Investments Group, Julia structured impact investments to drive inclusive economic development by providing enhanced access to finance to underserved communities. Prior to that, she worked at an institutional hedge fund where she focused on capital markets and financing strategies as well as in credit risk management at Citigroup and Deutsche Bank. Julia graduated from the University of Chicago with a Bachelors in Economics.

Patric Glassell

Mr. Glassell spent 12 years in Banking Sales & Sales Management, both within their Global Markets and Specialized Lending divisions at Morgan Stanley, Merrill Lynch & Wells Fargo leading global teams. Wanting to work in smaller companies, Patric helped create and grow Sales divisions at 2 growing FinTech companies before spending a few years full time consulting and investing for a seed stage Venture Capital Firm. Patric joins CNote excited about its mission and talented team. He is passionate about Socially responsible investments and using technology to disrupt an industry to better serve the underserved.

Family Relationships

None.

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Conflicts of Interest

We do not believe that we are a party to any transactions that contain or give rise to a conflict of interest between any of our directors, officers and major stockholders on the one hand, and CNote on the other hand. Two co-founders have invested $5,000 each through our platform, but we do not believe these small investments present a conflict of interest.

Involvement in Certain Legal Proceedings

None.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The Company has two directors who also serve as executive officers. Their compensation for the 2021 fiscal year was as follows:

Executive Officers	Position	Cash Compensation	Other Compensation	Total Compensation
Catherine Berman	President, Chief Executive Officer, Co-Founder, Director	$150,000	$55,000	$205,000
Yuliya Tarasava	Chief Operating Officer, Co-Founder, Treasurer, Secretary, Director	$150,000	$55,000	$205,000

Executive compensation is set annually, based on several factors including company and individual leadership, performance compensation of competitor peer group, and other factors.

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Item 4.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

Name and Address of Beneficial Owner(1)	Amount and nature of beneficial ownership as of December 31, 2021	Percent of class
Catherine Berman	3,700,000 shares of common stock(2)	46.4%
Yuliya Tarasava	3,300,000 shares of common stock(3)	41.3%

All executive officers and directors as a group (2 persons)	7,000,000 shares of common stock	87.7%

________________________

(1)	Unless otherwise noted, the address of each executive officer and director is CNote Group, Inc., 2323 Broadway, Oakland, CA 94612.

(2)	Includes 3,200,000 shares of common stock outstanding and 500,000 shares of common stock currently issuable pursuant to common stock options held.

(3)	Includes 2,800,000 shares of common stock outstanding and 500,000 shares of common stock currently issuable pursuant to common stock options held.

Item 5.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

We do not believe that we are a party to any transactions that contain or give rise to a conflict of interest between any of our directors, officers and major stockholders on the one hand, and CNote on the other hand. The two co-founders, Ms. Berman and Ms. Tarasava, have invested $5,000 each through our platform, but we do not believe these small investments present a conflict of interest.

Item 6.	OTHER INFORMATION

None.

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Item 7.

CNOTE GROUP, INC.

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2021 and 2020

F-1

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders
CNote Group, Inc.

Opinion

We have audited the accompanying consolidated financial statements of CNote Group, Inc. and subsidiary (a Delaware corporation), which comprise the consolidated balance sheets as of December 31, 2021 and 2020, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CNote Group, Inc as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of CNote Group, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about CNote Group, Inc.’s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

F-2

In performing an audit in accordance with generally accepted auditing standards, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.
●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of CNote Group, Inc.’s internal control. Accordingly, no such opinion is expressed.
●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about CNote Group, Inc.’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ dbbmckennon

Newport Beach, California

April 29, 2022

F-3

CNOTE GROUP, INC.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2021 AND 2020

	2021	2020

Assets
Cash and cash equivalents	$3,719,438	$4,262,597
Interest-bearing deposits in banks	48,067,791	25,559,251
Accrued interest receivable	1,031,175	673,429
Loans held for investment
Loans held for investment at amortized cost	19,283,933	22,478,636
Loans held for investment at fair value	38,403,391	9,707,490
Allowance for loan losses	(385,678)	(523,458)
Net loans held for investment	57,301,646	31,662,668

Other assets	12,665	167,468
Total assets	$110,132,715	$62,325,413

Liabilities and Stockholders' Equity
Notes payable held at amortized cost	$67,948,323	$47,943,881
Notes payable held at fair value	38,403,391	9,707,490
Accrued interest payable	986,188	626,549
Deferred revenue	479,602	403,305
Other liabilities	236,457	56,381
Total liabilities	108,053,961	58,737,606

Commitments and contingencies (Note 5)	-	-

Stockholders' Equity
Series seed preferred stock; par value of $0.00001 per share; 11,009,805 shares authorized, 10,851,841 shares issued and outstanding (liquidation preference value of $6,815,740)	109	109
Common stock; par value of $0.00001 per share; 22,200,000 shares authorized, 6,770,442 and 6,653,525 shares issued and outstanding as of December 31, 2021 and 2020, respectively	68	67
Additional paid in capital	7,762,787	7,631,519
Accumulated deficit	(5,684,210)	(4,043,888)
Total stockholders' equity	2,078,754	3,587,807
Total liabilities and stockholders' equity	$110,132,715	$62,325,413

See accompanying notes to the consolidated financial statements.

F-4

CNOTE GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020

Operating Revenues
Interest income on loans	$1,481,826	$913,526
Other interest income	149,862	48,368
Total interest income	1,631,688	961,894
Interest expense	1,199,942	744,603
Net interest income	431,746	217,291
Provision (reduction) for loan losses	(137,780)	164,438
Net interest income after provision for loan losses	569,526	52,853

Other Income
Service fees and other income	330,057	1,064,695
Grants received	153,849	46,151
Total other income	483,906	1,110,846
Net Revenue	1,053,432	1,163,699

Operating Expenses
Salaries and employee benefits	1,318,935	854,508
Professional services	1,005,380	455,543
General and administrative	294,739	399,017
Sales and marketing	72,300	22,355
Total operating expenses	2,691,354	1,731,423

Net operating loss	(1,637,922)	(567,724)

Non-operating interest expense	-	(49,013)
Interest expense from beneficial conversion feature of convertible notes	-	(431,415)
Loss on change in fair value of SAFEs	-	(400,148)

Net loss before taxes	(1,637,922)	(1,448,300)

Provision for income taxes	2,400	1,600

Net loss	$(1,640,322)	$(1,449,900)

Weighted average common shares outstanding - basic and diluted	6,702,339	6,377,131
Basic and diluted net loss per share	$(0.24)	$(0.23)

See accompanying notes to the consolidated financial statements.

F-5

CNOTE GROUP, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	Series Seed Preferred Stock		Common Stock		Additional		Total
	Shares	Amount	Shares	Amount	Paid in Capital	Accumulated Deficit	Stockholders' Equity (Deficit)
December 31, 2019	-	$-	6,018,750	$60	$17,492	$(2,593,988)	$(2,576,436)
Issuance of series seed preferred stock for cash and notes, net of offering costs	4,822,427	48	-	-	3,303,924	-	3,303,972
Conversion of convertible notes and accrued interest to series seed preferred stock	3,169,533	32	-	-	1,804,664	-	1,804,696
Beneficial conversion feature of convertible notes	-	-	-	-	431,415	-	431,415
Conversion of SAFEs to series seed preferred stock	2,859,881	29	-	-	2,019,619	-	2,019,648
Exercise of options to purchase common stock	-	-	634,775	7	37,260	-	37,267
Stock-based compensation	-	-	-	-	17,145	-	17,145
Net loss	-	-	-	-	-	(1,449,900)	(1,449,900)
December 31, 2020	10,851,841	109	6,653,525	67	7,631,519	(4,043,888)	3,587,807
Exercise of options to purchase common stock	-	-	116,917	1	5,933	-	5,934
Stock-based compensation	-	-	-	-	125,335	-	125,335
Net loss	-	-	-	-	-	(1,640,322)	(1,640,322)
December 31, 2021	10,851,841	$109	6,770,442	$68	$7,762,787	$(5,684,210)	$2,078,754

See accompanying notes to the consolidated financial statements.

F-6

CNOTE GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,640,322)	$(1,449,900)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	17,169	66,563
Amortization of offering costs recorded as debt discounts	-	10,500
Stock-based compensation	125,335	17,145
Provision (reduction) for loan losses	(137,780)	164,438
Interest expense from beneficial conversion feature of convertible notes	-	431,415
Loss on change in fair value of SAFEs	-	400,148
Changes in operating assets and liabilities:
Accrued interest receivable	(357,747)	(224,903)
Other assets	137,632	(55,956)
Other liabilities	80,078	31,344
Deferred revenues	176,297	(496,695)
Accrued interest payable	359,639	274,118
Net cash used in operating activities	(1,239,699)	(831,783)

CASH FLOWS FROM INVESTING ACTIVITIES:
Net lendings under loans receivable	(26,162,222)	(14,357,864)
Net investment in interest-bearing accounts	(22,508,540)	(25,059,251)
Net cash used in investing activities	(48,670,762)	(39,417,115)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net borrowings on notes payable	49,361,368	39,284,421
Proceeds from issuance of series seed preferred stock, net of costs	-	3,203,973
Proceeds from exercise of options to purchase common stock	5,934	37,267
Issuance of convertible notes	-	625,000
Net cash provided by financing activities	49,367,302	43,150,661
Increase (decrease) in cash and cash equivalents	(543,159)	2,901,763
Cash and cash equivalents, beginning of year	4,262,597	1,360,834
Cash and cash equivalents, end of year	$3,719,438	$4,262,597

Supplemental disclosures of cash flow information:
Cash paid for interest	$840,303	$519,498
Cash paid for income taxes	$2,400	$1,600

Noncash investing and financing activities:
Issuance of series seed preferred stock for conversion of convertible notes and accrued interest	$-	$1,804,696
Issuance of series seed preferred stock for conversion of SAFEs	$-	$2,019,648
Issuance of series seed preferred stock for note receivable	$-	$99,999

See accompanying notes to the consolidated financial statements.

F-7

CNOTE GROUP, INC

 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS

CNote Group, Inc. was incorporated on April 22, 2016 (“Inception”) in the State of Delaware. The Company’s headquarters are located in Oakland, California. The consolidated financial statements of CNote Group, Inc. (which may be referred to as "CNote", the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Through its online platform and proprietary technology, CNote allows individuals and institutions to invest locally to further economic equality, racial justice, gender equity, and address climate change. With the aim of closing the wealth gap, CNote's fixed income and depository solutions provide a diversified and scalable way to support job creation, small business growth, affordable housing development, and lasting economic growth in underserved communities primarily through partnerships with Community Development Financial Institutions (“CDFIs”) dispersed across the United States. CDFIs can be banks, credit unions, loan funds, microloan funds or venture capital providers that focus on providing loans to businesses in economically underdeveloped cities and neighborhoods in the United States and, as such, become qualified as a CDFI by the United States Department of the Treasury. Once qualified, CDFIs are eligible to be partially funded by the United States Department of the Treasury through the CDFI Fund established in 1994.

The Company intends to offer investors competitive rates of return on their investments compared to more traditional lower risk investment vehicles such as cash alternatives and fixed income. The Company earns revenue in a few ways. In addition to the spread (the difference between the rates CNote earns from its CDFI borrowers and the rates it pays to its investors), CNote charges servicing fees on cash deployed on behalf of its clients, and earns consulting fees from foundations and other institutions that are interested in supporting BIPOC communities and promoting the social justice as a part of their investment and programmatic mandates. The consulting work leverages CNote’s knowledge, expertise, and technology in identifying and underwriting CDFIs as well as monitoring and reporting on their financial and social impact performance. The technology built for internal underwriting and monitoring CDFIs can be customized to institutional clients’ needs who invest in CDFIs directly.

In December 2018, the Company formed a wholly-owned subsidiary CNote Lending, LLC, for the purpose of holding a California Finance Lenders license pursuant to the California Financing Law and to make loans to CDFIs. CNote Lending, LLC received its California Finance Lenders license in January 2020.

Management Plans and Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

F-8

In prior reporting periods, the Company recognized the existence of substantial doubt as to the ability of the Company to continue as a going concern within one year after the date that the financial statements were issued. This doubt was based primarily on the Company’s lack of historical data proving the viability of its business model and of its ability to generate significant revenues under that business model. During six years of operations, the Company has expanded and refined its product offerings to receive consistently increasing revenue in support of a robust business model. Increasing corporate interest in, and commitment to, environmental, social and governance (ESG)-based investing has created increasing demand for CNote’s platform and expertise in impact investing. The Company now generates significant revenue from operations that has consistently increased year over year and is expected to continue to increase substantially. Recent significant commitments by new and existing clients support these expectations and the viability of the Company’s business model and platform offerings. Based on these factors, management estimates that the current capital on hand combined with future cash flows from operations will be sufficient for the Company to operate for a period in excess of one year from the date these financial statements are issued. Accordingly, the going concern doubts that existed as of the end of the prior year have been alleviated.

On August 25, 2020, the Company closed a Series Seed equity financing to sell shares of Preferred Stock. The capital raised has been used to develop and maintain the Company’s platform, to fund legal expenses, for marketing and advertising, for expanding operations, and for other general corporate purposes. The Company anticipates additional financing rounds to raise capital for accelerated growth of the business and has received substantial interest from investors.

F-9

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates.

Significant estimates include but are not limited to the valuation of loan loss reserves, and the valuation allowance related to deferred tax assets. It is reasonably possible that changes in estimates will occur in the near term.

Cash and Cash Equivalents

The Company maintains its cash with major financial institutions located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.  At times, the Company may maintain balances in excess of the federally insured limits.

Cash equivalents include highly liquid debt instruments purchased with an original maturity of three months or less.

Interest-bearing Deposits in Banks

In connection with its cash management product, the Company facilitates the creation of interest-bearing deposit accounts for the benefit of its clients in community finance depository institutions located in the United States of America. Deposits include certificates of deposits with terms of 6 to 24 months bearing interest at 0.05% to 0.80%, and money market accounts with variable rates of interest. Balances are insured by the Federal Deposit Insurance Corporation or the National Credit Union Administration up to $250,000.  At times, the Company may maintain balances in excess of the insured limits. In the normal course of business, the Company expects to hold such instruments to maturity.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activity.

F-10

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021 and 2020. The respective carrying value of all financial instruments approximated their fair values. These financial instruments include loans held for investment and notes payable and interest receivable and payable.

Effective July 1, 2020, the Company adopted fair value presentation for payment-dependent notes issued under Regulation D. These notes are available only to accredited and institutional investors and under the terms of the notes are dependent upon repayment of a portion of the Company’s loans to CDFIs. The amount and term to maturity of loans funded by these notes match the underlying note. If the loan is repaid in accordance with its terms, the note will be repaid in full according to its terms. If the loan does not fully perform, investors in payment-dependent notes will receive payment of the pro-rata portion of any payments received on the loan. Accordingly, the Company has presented payment-dependent notes issued after the date of the fair-value election at their fair value as represented by the note amount less the amount of loan loss reserve recorded against the related loan receivable from CDFIs. See Note 4.

F-11

The following tables present the fair value hierarchy for assets and liabilities measured at fair value at December 31, 2021 and 2020:

December 31, 2021	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at Fair Value
Assets:
Loans held for investment	$-	$-	$38,403,391	$38,403,391
Total assets	$-	$-	$38,403,391	$38,403,391
Liabilities:
Notes payable	$-	$-	$38,403,391	$38,403,391
Total liabilities	$-	$-	$38,403,391	$38,403,391

December 31, 2020	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at Fair Value
Assets:
Loans held for investment	$-	$-	$9,707,490	$9,707,490
Total assets	$-	$-	$9,707,490	$9,707,490
Liabilities:
Notes payable	$-	$-	$9,707,490	$9,707,490
Total liabilities	$-	$-	$9,707,490	$9,707,490

The following tables present additional information about Level 3 assets and liabilities measured at fair value at December 31, 2021 and 2020:

	Outstanding Principal Balance	Valuation Adjustments	Fair Value
Balance at December 31, 2019	$-	$-	$-
Loan originations	9,830,208	(122,718)	9,707,490
Principal payments and retirements	-	-	-
Balance at December 31, 2020	9,830,208	(122,718)	9,707,490
Loan originations	31,935,600	(719,089)	31,216,511
Principal payments and retirements	(2,578,674)	58,064	(2,520,610)
Balance at December 31, 2021	$39,187,134	$(783,743)	$38,403,391

	Outstanding Principal Balance	Valuation Adjustments	Fair Value
Balance at December 31, 2019	$-	$-	$-
Notes payable issued	9,830,208	(122,718)	9,707,490
Principal payments and retirements	-	-	-
Balance at December 31, 2020	9,830,208	(122,718)	9,707,490
Notes payable issued	31,935,600	(719,089)	31,216,511
Principal payments and retirements	(2,578,674)	58,064	(2,520,610)
Balance at December 31, 2021	$39,187,134	$(783,743)	$38,403,391

F-12

Loans Held for Investment and Related Notes Payable

Management expects that the terms of the Company’s loans held for investment and the notes payable used to fund the loans held for investment typically will be 30 months or 60 months based on the current operating structure. In the normal course of business, the Company expects to hold such instruments to maturity. However, provisions within the terms of such instruments having 30-month terms allow for liquidity on demand of 10% per quarter. Accordingly, should the need arise, 40% of such loans held for investment and related notes payable can be due on demand within one year.

Internal Use Software

The Company has incurred software development costs to develop software programs to be used solely to meet its internal needs and cloud-based applications used to deliver services. In accordance with ASC 350-40, Internal-Use Software, the Company has capitalized development costs related to these software applications. The Company begins amortization of these costs once the preliminary project stage is complete and it is probable that the project will be completed, the software will be used to perform the function intended, and the value will be recoverable. Reengineering costs, minor modifications and enhancements that do not significantly improve the overall functionality of the software are expensed as incurred. The Company is amortizing the initial release of the software with capitalized costs of $231,366 based on the in-service date over 36 months on a straight-line basis. No software development costs for not yet released programs and applications met the criteria for capitalization in 2021. Amortization of capitalized software development costs recorded to expense was $17,169 and $66,563 for the years ended December 31, 2021 and 2020, respectively. Accumulated amortization as of December 31, 2021 and 2020 was $231,366 and $214,197, respectively.

Simple Agreements for Future Equity (“SAFEs”)

The Company has previously issued several Simple Agreements for Future Equity (“SAFEs”) in exchange for cash financing.

In accordance with their terms, the SAFEs were converted to 2,859,881 shares of Series Seed Preferred Stock (“Preferred Stock”) in the Company’s Series Seed financing in 2020. At the conversion date, the SAFEs were recorded at their fair value by recognizing a loss on change in fair value of $400,148. See Notes 4 and 8.

F-13

Convertible Promissory Notes (“convertible notes”)

The Company has previously issued several Convertible Promissory Notes (“convertible notes”).

In accordance with their terms, the convertible notes, and accrued interest totaling $79,036, were converted to 3,169,533 shares of Preferred Stock in the Company’s Series Seed financing in 2020. Upon conversion, the notes’ embedded contingent beneficial conversion feature was no longer contingent and resulted in a discount and immediate accretion of such discount in the amount of $431,415, which was recognized as interest expense from beneficial conversion feature of convertible notes in 2020. See Notes 4 and 8.

Stock Options and Warrants

The Company has issued stock options and warrants to employees and to key advisors as compensation for services performed. The Company has accounted for these awards under ASC section 718 and Accounting Standards Update (“ASU”) 2018-07. Stock-based compensation cost is measured at the grant date based on the fair value of the award using an established option pricing model and is recognized as expense ratably over the requisite service period, which is generally the option or warrant vesting period. See Note 8.

Revenue Recognition and Cost of Revenues

CNote deploys capital from individuals and institutions to CDFIs and on behalf of its clients to community finance depositary institutions. The Company earns interest on its loan deployments, which are a significant source of its revenues. The Company earns interest on client funds deposited in interest-bearing accounts at community finance depositary institutions. All such deployments are governed by signed contracts between the Company on the one hand and either the CDFIs or the community finance depositary institutions on the other hand. Interest income is recorded based on the terms of the master promissory agreement with each CDFI Loan Fund or the terms of Money Market or Certificate of Deposit agreements with depositary institutions. The interest is accrued monthly. If ninety (90) days pass without the interest being paid in accordance with normal disbursement practices per the agreement, then the Company will cease recording revenue until such time that the interest is collected.

CNote aggregates money from individuals and institutions through the Company’s online platform. The Company must pay interest on the capital to its clients. All such loans are governed by signed contracts between the Company and investors. The interest, which accrues according to the agreements’ governing terms of the loans from clients, constitutes the major portion of the Company’s direct cost of interest income. Other direct costs of interest income include the provision for loan loss reserve.

CNote also generates fees from consulting work performed on behalf of foundations and other institutions who as a part of their investment and programmatic mandates are interested in supporting BIPOC communities and promoting social justice. This consulting work leverages CNote’s knowledge, expertise and technology in identifying and underwriting CDFIs as well as monitoring and reporting on their financial and impact performance. The technology built for internal underwriting and monitoring CDFIs can be customized to institutional clients’ needs who invest in CDFIs directly. Revenue for these activities is recognized over the period in which the work is performed and is deferred until recognizable.

F-14

From time to time, CNote receives grants from foundations and other institutions. The Company records grants received as revenue when all donor-imposed conditions on the grant have been satisfied and defers revenue which has not yet met the conditions for recognition.

Loan Loss Reserve

The Company establishes a reserve, currently at two percent, for potential losses to loans extended to CDFIs, other than those funded by payment-dependent notes and measured at fair value. The amount of the loan loss reserve was determined based on industry norms and trends, as well as the Company’s historical experience. Since commencing operations, the Company has experienced no delinquencies or charge-offs of loans to CDFIs.

Reversals to the loan loss reserve will happen only when the loans mature. If no loss has occurred on a particular loan, the loss reserve will be reversed and recognized as a reduction of the loan loss reserve at maturity of the loan. On the other hand, if any loan becomes completely unrecoverable, the entire amount of the loan will be charged off against the loan loss reserve, when and if facts and circumstances indicate that such a write off is necessary.

Effective July 1, 2020, the Company adopted fair value presentation for payment-dependent notes issued under Regulation D. The Company has presented payment-dependent notes issued after the date of the fair-value election at their fair value as represented by the note amount less the amount of loan loss reserve recorded against the related loan receivable from CDFIs. The amount recognized in expense by the Company as provision for loan losses is reduced by the portion of the loan loss reserve recorded against such notes. See Note 4.

Nonaccrual Loans

Loans that are 90 days past due as to principal or interest are placed on nonaccrual status, and accrued interest receivable on the loan is reversed. Loans are restored to accrual status when all principal and interest is current and full repayment of the remaining contractual principal and interest is expected.

Advertising

The Company expenses the cost of advertising and promotions as incurred. Advertising costs expensed totaled $50,158 and $6,182 for the years ended December 2021 and 2020, respectively.

Research and Development

The Company incurs research and development costs during the process of researching and developing new technologies and future online offerings. Such costs are expensed as incurred.

Income Taxes

The Company applies ASC section 740. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. At December 31, 2021 and 2020, the Company has established a full reserve against all deferred tax assets.

F-15

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Loss per Common and Common Equivalent Share

The computation of basic earnings per common share is computed using the weighted average number of common shares outstanding during the year. The computation of diluted earnings per common share excludes Common Stock equivalents for the years ended December 31, 2021 and 2020 as they are anti-dilutive. The Common Stock equivalents, which include outstanding convertible Preferred Stock, options, and warrants, excluded from diluted loss per share total 14,135,841 and 12,235,297 share equivalents for the years ended December 31, 2021 and 2020, respectively.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of CNote Group, Inc., its wholly-owned subsidiary, CNote Lending, LLC, and CNote Trust, of which CNote is trustee. All intercompany accounts and transactions have been eliminated in consolidation.

F-16

Recent Accounting Pronouncements

ASU 2016-13, as amended by ASU 2019-10, changes the accounting for credit losses measurement on loans and debt securities. For loans and held-to-maturity securities, the Update requires a current expected credit loss (”CECL”) measurement to estimate the allowance for credit losses for the remaining estimated life of the financial asset. The CECL measurement must be developed using historical experience, current conditions, and reasonable and supportable forecasts. The standard will also expand disclosure requirements. Adoption of the new standards is required for the Company effective January 1, 2023. Early adoption is permitted. The Company does not expect the adoption of this standard to materially affect the Company’s consolidated financial statements.

The Financial Accounting Standards Board issues Accounting Standards Updates to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. The Company believes those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact on the Company.

NOTE 3 – LOANS HELD FOR INVESTMENT AND INTEREST RECEIVABLE

Loans held for investment represent the principal amounts of outstanding loans the Company has made to CDFIs, less loan loss reserves as described below. Interest receivable represents the outstanding interest due from CDFI borrowers.

As of December 31, 2021, the Company has outstanding loans and interest receivable from 32 CDFI borrowers in the gross carrying amount of approximately $59,499,000. Under terms of the respective master promissory notes, the loans earn interest at rates ranging from 1.5% to 4.5% per annum. The loans mature in 30 to 96 months and may be prepaid by the borrower at any time without penalty. For loans with 30-month terms, the Company has the option to request repayment of 10% of the original loan amount on a quarterly basis. These requests are based on the requests of note payable holders disclosed in Note 4.

During the year ended December 31, 2021, the Company was repaid approximately $13,355,000 on the principal of loans held for investment which were used to repay notes payable.

As of December 31, 2020, the Company had outstanding loans and interest receivable from 19 CDFI borrowers totaling approximately $32,982,000. During the year ended December 31, 2020, the Company was repaid approximately $6,912,000 on the principal of loans held for investment which were used to repay notes payable.

The Company has recorded a provision for loan losses, as described in Note 2. The loan loss reserve totaled $385,678 and $523,458 as of December 31, 2021 and 2020, respectively. As of December 31, 2021 and 2020, all loans were contractually current and no loans had been placed on nonaccrual status. No loans were modified during the years ended December 31, 2021 and 2020.

F-17

The table below summarizes the changes in the allowance for credit losses for the years ended December 31, 2021 and 2020:

Allowance for loan losses, December 31, 2019	$359,020
Loans charged off	-
Recoveries of previously charged off loans	-
Net charge-offs	-
Provision for loan losses	164,438
Allowance for loan losses, December 31, 2020	$523,458
Loans charged off	-
Recoveries of previously charged off loans	-
Net charge-offs	-
Provision (reduction) for loan losses	(137,780)
Allowance for loan losses, December 31, 2021	$385,678

F-18

As of December 31, 2021, loans held for investment have approximate contractual maturities as follows:

Year Ending December 31,
2022	$6,748,000
2023	21,271,000
2024	13,983,000
2025	3,319,000
2026	13,150,000
Total	$58,471,000

NOTE 4 – NOTES PAYABLE, INTEREST PAYABLE AND LONG-TERM LIABILITIES

Notes Payable

Notes payable represent the principal amounts of outstanding borrowings from individual and institutional clients. Interest payable represents the outstanding interest the Company owes to the note holders. Notes payable from clients are not a source of financing for the Company’s operations; rather, they are used to fund CDFI loans held for investment (Note 3) and short-term investments in CDFIs under the Company’s cash management program.

As of December 31, 2021 and 2020, gross notes payable totaled approximately $107,135,000 and $57,774,000, respectively. Notes issued to investors in the Company’s CDFI lending products mature in 30 to 96 months and earn interest at the rate of 1.0% to 4.0% per annum. Additionally, the interest rate may be adjusted to the extent rates earned from loans to CDFIs vary in the future. Notes with original 30-month maturities issued under Regulation D may be rolled over for additional 30-month terms at the option of the holder. Certain notes provide the holder an option to call 10% of the original note balance each quarter. As of December 31, 2021, a total of $29,139 of notes are due to related parties subject to the same terms.

The Company adopted fair value presentation for payment-dependent notes payable issued under Regulation D effective July 1, 2020. These notes are available only to accredited and institutional investors and under the terms of the notes are dependent upon repayment of a portion of the Company’s loans to CDFIs. The amount and term to maturity of loans funded by these notes match the underlying note. If the loan is repaid in accordance with its terms, the note will be repaid in full according to its terms. If the loan does not fully perform, investors in payment-dependent notes will receive payment of the pro-rata portion of any payments received on the loan. Accordingly, the Company has presented payment-dependent notes issued after the date of the fair-value election at their fair value as represented by the note amount less the amount of loan loss reserve recorded against the related loan receivable from CDFIs. At December 31, 2021 and 2020, the Company has recorded a valuation adjustment for notes subject to this presentation in the amount of $783,743 and $122,718, respectively.

F-19

As of December 31, 2021, notes payable mature approximately as follows:

Year Ending December 31,
2022	$56,844,000
2023	21,462,000
2024	14,185,000
2025	1,994,000
2026	11,650,000
Thereafter	1,000,000
Total	$107,135,000

SAFEs

Prior to the Company’s Series Seed financing in 2020, the Company had raised $1,619,500 via the issuance of SAFEs. The SAFEs, in accordance with their terms, were converted to 2,859,881 shares of Preferred Stock in the Company’s Series Seed financing in 2020. The SAFEs were recorded at their fair value at the conversion date by recognizing a loss on change in fair value of $400,148. This fair value was determined to be equivalent to the value of the Preferred Shares issued in exchange for the SAFEs, which was based on the cash selling price of the Preferred shares on that date.

Convertible Notes

Prior to the Company’s Series Seed financing in 2020, the Company had raised $1,725,660 via the issuance of convertible notes bearing interest at four percent per annum. In accordance with their terms, the convertible notes, and accrued interest totaling $79,036, were converted to 3,169,533 shares of Preferred Stock in the Company’s Series Seed financing in 2020. Upon conversion, the notes’ embedded contingent beneficial conversion feature was no longer contingent and resulted in a discount and immediate accretion of such discount in the amount of $431,415, which was recognized as interest expense from beneficial conversion feature of convertible notes in 2020.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or any of its officers.

F-20

NOTE 6 – INCOME TAXES

On March 27, 2020, the United States enacted the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”). The Cares Act includes provisions relating to refundable payroll tax credits, deferment of the employer portion of certain payroll taxes, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations and technical corrections to tax depreciation methods for qualified improvement property. The CARES Act also established a Paycheck Protection Program whereby certain small businesses are eligible for a loan to fund payroll expenses, rent, and related costs.

The Company considered the provisions under the CARES Act and elected not to take advantage of the provisions of CARES Act as the effect of such provisions was not expected to have a material impact on the Company’s results of operations, cash flows and financial statements.

The following table presents the current and deferred tax provision for federal and state income taxes for the years ended December 31, 2021 and 2020:

	2021	2020
Current tax provision
Federal	$-	$-
State	2,400	1,600
Total	$2,400	$1,600

Deferred tax provision (benefit)
Federal	$(317,000)	$(127,000)
State	(133,000)	(53,000)
Valuation allowance	450,000	180,000
Total	-	-
Total provision for income taxes	$2,400	$1,600

In assessing the potential realization of these deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the Company attaining future taxable income during the periods in which those temporary differences become deductible. As of December 31, 2021 and 2020, management was unable to determine if it is more likely than not that the Company’s deferred tax assets will be realized, and has therefore recorded an appropriate valuation allowance against deferred tax assets at such dates.

F-21

The components of our deferred tax assets (liabilities) for federal and state income taxes consisted of the following as of December 31, 2021 and 2020:

	2021	2020
Deferred tax asset attributable to:
Net operating loss carryover	$1,266,000	$757,000
Temporary differences	132,000	191,000
Valuation allowance	(1,398,000)	(948,000)
Net deferred tax asset	$-	$-

The valuation allowance for deferred tax assets increased to $1,398,000 and $948,000 during the years ended December 31, 2021 and 2020, respectively.

Based on federal tax returns filed, or to be filed, through December 31, 2021, the Company has available approximately $4,245,000 in U.S. tax net operating loss carryforwards, pursuant to the Tax Reform Act of 1986, which assesses the utilization of a Company’s net operating loss carryforwards resulting from retaining continuity of its business operations and changes within its ownership structure. Net operating loss carryforwards of approximately $485,000 start to expire in 2036 or 20 years for federal income tax reporting purposes. Under the CARES Act, net operating loss carryforwards of approximately $3,760,000 arising from tax years beginning after 2017 can be carried forward indefinitely. For California state tax reporting purposes, net operating loss carryforwards cannot be used in tax years beginning on or after January 1, 2020 and before January 1, 2023 in accordance with California Assembly Bill 85. The Company’s net operating loss carryforwards will begin to expire in 2036 for state tax reporting purposes.

The Company is subject to tax in the United States (“U.S.”) and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities starting in 2016. The Company currently is not under examination by any tax authority.

F-22

NOTE 7 – RELATED PARTY TRANSACTIONS

As of December 31, 2021, $29,139 of the individual notes payable are due to Company’s two co-founders and three close relatives of one of the co-founders. See Note 4.

NOTE 8 – STOCKHOLDERS’ EQUITY

Preferred Stock

The Company is authorized to issue 11,009,805 shares of Preferred Stock, each having a par value of $0.00001. The Preferred Stock is convertible to Common Stock at the option of the holder, ranks pari passu with Common Stock with respect to dividends (other than dividends on shares of Common Stock payable in Common Stock) and payments in the event of any voluntary or involuntary dissolution or winding up of the Company. In the event of a Deemed Liquidation Event, as defined in the Company’s Certificate of Incorporation, holders of Preferred Stock shall be entitled to receive preferential payment, before any distribution or payment is made to holders of Common Stock, of an amount defined as the Series Seed Liquidation Amount in the Company’s Certificate of Incorporation. Each holder of Preferred Stock has voting rights equal to the number of shares of Common Stock into which the holder’s Preferred Stock is convertible as of the record date for determining voting eligibility.

On August 25, 2020, the Company issued 10,071,611 Preferred Shares in its Series Seed financing. Of the total shares issued, 4,042,197 shares were issued in exchange for cash consideration of $0.7062 per share, for total proceeds of $2,854,600, 3,169,533 shares were issued in exchange for the Company’s then-outstanding convertible notes having face amount of $1,725,660 and accrued interest of $79,036, and 2,859,881 shares were issued in exchange for the Company’s then-outstanding SAFEs with original purchase amounts totaling $1,619,500.

Subsequent to the closing of the Series Seed financing, the Company issued 638,628 Preferred Shares during the remainder of the year ended December 31, 2020 in exchange for cash totaling $450,999, at a price of $0.7062 per share. In December 2020, the Company issued 141,602 shares at a price of $0.7062 per share in exchange for a note receivable, secured by the shares, with principal amount of $99,999 and a stated interest rate of four percent per annum. The note remained outstanding as of December 31, 2020. The principal amount of the note and contractually accrued interest were paid in February 2021.

As of December 31, 2021 and 2020, 10,851,841 shares of Preferred Stock are issued and outstanding.

Costs of Series Seed Financing

The Company incurred legal costs of $101,627 related to the closing of its Series Seed financing during 2020. These costs were recorded as a reduction of additional paid in capital received in the Series Seed financing.

F-23

The Company issued Common Stock purchase warrants for a total of 1,080,000 shares to advisors for services performed in connection with the Series Seed financing. The value of the warrants granted, totaling $53,846, was accounted for as a cost of the financing. As the granting of the warrants is both an increase and a decrease in additional paid in capital, the net effect of the warrants’ issuance on the Company’s equity accounts is $0 for the year ended December 31, 2020. Please see below for discussion of valuation of the warrants at issuance.

Common Stock

The Company is authorized to issue 22,200,000 shares of Common Stock, each having a par value of $0.00001. As of December 31, 2021, 6,770,442 shares of Common Stock are issued and outstanding, 6,000,000 of which are held by the Company’s two co-founders who remain active in the daily operations of the Company. As of December 31, 2020, 6,653,525 shares of Common Stock were issued and outstanding, 6,000,000 of which were held by the Company’s two co-founders.

Stock Options

In 2018, the Company’s Board of Directors adopted the CNote Group, Inc. 2018 Equity Incentive Plan (the “2018 Equity Incentive Plan”). This plan was amended in 2020 to increase the number of shares of Common Stock authorized under the plan. The 2018 Equity Incentive Plan provides for the grant of equity awards to employees, and consultants, including stock options, stock appreciation rights and other stock or cash-based awards. Up to 3,362,207 shares of our Common Stock may be issued pursuant to awards granted under the 2018 Equity Incentive Plan, as amended. The 2018 Equity Incentive Plan is administered by our Board of Directors, has no fixed expiration date, and may be amended, suspended, or terminated by the Board at any time.

In 2021, the Company granted 2,066,423 stock options under the 2018 Equity Incentive Plan to various advisors and employees. The granted options had an exercise price range of $0.150 to $0.165, expire in ten years from the date of the grant, and vest over periods ranging from zero to four years.

F-24

The stock options were valued at a total grant date fair value of $217,167 using the Black-Scholes pricing model as indicated below:

Expected life (range)	3.8-5.0 years
Risk-free interest rate (range)	1.0-1.2%
Expected volatility (range)	93.9-95.1%
Annual dividend yield	0%

Options granted during 2021 had a weighted average grant date fair value of $0.11 per share and vesting period of 22 months.

In 2020, the Company granted 177,199 stock options under the 2018 Equity Incentive Plan to various advisors and employees. The granted options had an exercise price of $0.07, expire in ten years from the date of the grant, and vest over periods ranging from 21 months to four years.

The stock options were valued at a total grant date fair value of $8,117 using the Black-Scholes pricing model as indicated below:

Expected life (range)	3.8-4.2 years
Risk-free interest rate (range)	0.2-1.4%
Expected volatility (range)	87.1-93.3%
Annual dividend yield	0%

The expected life of stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's stock options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public companies’ common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company’s Common Stock has enough market history to use historical volatility.

F-25

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock by looking at a market approach which takes into consideration the value of development to date and subscriber base.

Stock Purchase Warrants

No Stock Purchase Warrants were granted in 2021.

In April 2020, the Company granted to an advisor a Common Stock Purchase Warrant for the purchase of 75,000 shares at a purchase price of $0.01 per share. The term of the warrant was eight years. The warrant was valued at a total grant date fair value of $4,685 using the Black-Scholes pricing model as indicated below.

Expected life (years)	4.0
Risk-free interest rate	0.3%
Expected volatility	87.2%
Annual dividend yield	0%

In August 2020, for services received in connection with the Company’s Series Seed financing, the Company granted to advisors Common Stock Purchase Warrants for the purchase of 1,080,000 shares at a purchase price of $0.07 per share. The term of the warrants was ten years. The warrants were valued at a total grant date fair value of $53,846 using the Black-Scholes pricing model as indicated below. The value of the warrants was accounted for as a cost of raising capital in connection with the Series Seed financing, as discussed above.

Expected life (years)	5.0
Risk-free interest rate	0.3%
Expected volatility	94.7%
Annual dividend yield	0%

F-26

The expected life, risk-free interest rate, expected volatility, and dividend yield assumptions used in pricing the warrants granted were derived as described above for options granted. The warrants remain outstanding as of December 31, 2021.

Share-Based Awards Available for Grant

A summary of share-based awards available for grant under the Company’s 2018 Equity Incentive Plan for the years ended December 31, 2021 and 2020 was as follows:

Shares Available for Grant
Balance at December 31, 2019	1,087,500
Increase in authorized shares	1,862,207
Options granted	(177,199)
Options canceled or expired	122,192
Balance at December 31, 2020	2,894,700
Options granted	(2,066,423)
Options canceled or expired	48,962
Balance at December 31, 2021	877,239

Stock Option Activity and Related Share-Based Compensation Expense

A summary of stock option activity for the year ended December 31, 2021 was as follows:

	Options Outstanding
	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life (in Years)
Balance at December 31, 2020	228,456	$0.06	8.8
Granted	2,066,423	0.16
Exercised	(116,917)	0.05
Canceled or expired	(48,962)	0.07
Balance at December 31, 2021	2,129,000	$0.15	9.8

At December 31, 2021, options for the purchase of 1,173,001 shares at a weighted average price of $0.16 per share and a weighted average remaining contractual life of approximately 9.7 years were vested and exercisable.

F-27

Expense for the issuance of stock options and warrants for the years ended December 31, 2021 and 2020 was $125,335 and $17,145, respectively. This expense was recorded in the Company’s consolidated statements of operations as follows:

	2021	2020
Salaries and employee benefits	$118,364	$2,119
Professional services	6,971	15,026
	$125,335	$17,145

The Company will recognize the remaining value of the options through 2026 as follows:

2022	$20,935
2023	33,593
2024	23,785
2025	15,651
2026	726
Total	$94,690

The Company recognizes stock option forfeitures as they occur, as there is insufficient historical data to accurately determine future forfeiture rates.

F-28

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2021 through April 29, 2022, the issuance date of these consolidated financial statements. There have been no events or transactions during this time which would have a material effect on these consolidated financial statements, other than those disclosed.

F-29

Item 8.

EXHIBITS

Exhibit Number	Description
2.1.1	Certificate of Incorporation.**
2.2	Bylaws.**
3.1	Form of Subscription Agreement.*
4.1	Form of CNote Note.*
10.1	Power of Attorney (located on the Signature Page to this Offering Statement).**
15.1	Form of Master Promissory Note.*
15.2	Terms of Use.*

*Previously filed.

**Filed herewith.

15

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Oakland, State of California, on the 29th day of April, 2022.

CNOTE GROUP, INC.
By: /s/ Catherine Berman
Name: Catherine Berman
Title: President and Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Catherine Berman and Yuliya Tarasava as his or her true and lawful attorney-in-fact and agent, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign this Offering Statement and any and all amendments to this Offering Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and generally to do all such things in his or her name and behalf in his or her capacity as officer and/or director to enable the Company to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his or her substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Name and Signature	Title	Date

/s/ Catherine Berman	President, Chief Executive Officer,	April 29, 2022
Catherine Berman	Co-Founder, Director, Principal Executive Officer

/s/ Yuliya Tarasava	Chief Operating Officer, Co-Founder, Treasurer, Secretary, Director, Principal Financial and	April 29, 2022
Yuliya Tarasava	Accounting Officer

16